One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

December 18, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Office of Manufacturing and Construction

Re:  Yield10 Bioscience, Inc.

Amended Registration Statement on Form S-1

Filed December 12, 2017
File No. 333-221283

Ladies and Gentlemen:

We are submitting this letter on behalf of Yield10 Bioscience, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 18, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Manufacturing and Construction, to Dr. Oliver P. Peoples, President & Chief Executive Officer of the Company, relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1. In conjunction with this letter, the Company is filing a fourth amended Registration Statement on Form S-1 (the “Fourth Amended Form S-1”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter with the Company’s corresponding response.

Comment:

Prospectus cover page

1.            Comment: Disclosure on your cover page indicates that you are offering 8,400 Series B Units, each comprised of a preferred share convertible into 280 shares of common stock, Series A Warrants exercisable for 280 shares of common stock and Series B Warrants exercisable for 140 shares of common stock. Please revise to clarify how this results in the preferred shares and Series A Warrants being convertible or exercisable for an aggregate of 2,346,369 shares, and the Series B Warrants being exercisable for an aggregate of 1,173,185 shares. Please similarly address the aggregate number of shares underlying all Series A and Series B Warrants, disclosed in the third paragraph of the cover page.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

December 18, 2017

Response: We have revised the disclosure on the cover page of the Fourth Amended Form S-1 in response to this comment. We note that the numbers previously reflected in the second paragraph of the cover page had been calculated based upon the total dollar amount attributable to the preferred ($8.4 million), divided by the assumed offering price ($3.58) for a total of 2,346,369 shares of common stock underlying the preferred stock and Series A warrants, and 1,173,185 shares underlying the Series B warrants (i.e., 50% of 2,346,369). In response to the comment, we have revised the second paragraph of the cover page to disclose instead the number of shares for which a single Series B unit is convertible (280 shares of common underlying the preferred stock, 280 shares underlying the Series A warrants and 140 shares underlying the Series B warrants)), multiplied by the number of units (8,400) for a total of 2,352,000 shares of common stock underlying each of the preferred stock and Series A warrants, and 1,176,000 shares of common stock underlying the Series B warrants. The difference in these two presentations is a result of rounding.

2.            Comment: Based on footnote 3, we understand that the overallotment for common stock is 15% of the number of shares of common stock underlying the Series A Units plus the number of shares of common stock underlying the Series A Preferred. Please help us understand where the shares for the overallotment are included in the fee table for the registration statement. It appears that you have registered an aggregate offering amount of Series A Units that would cover 115% of the 586,592 Units offered on your cover page, if the assumed price per unit is $3.58. However, the aggregate offering amount of Series B Units ($8,400,000) does not appear to cover any overallotment if you are offering 8,400 Series B Units at a price of $1,000 per unit.

Response: In response to the Staff’s comment, we respectfully submit that the full amount of shares for the overallotment are included in the fee table on the line titled “Class A Units consisting of:”.  The fee table has been calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”) and, as such, the fee table is calculated based on a maximum dollar amount being registered and not based on a number of securities.  As set forth in the fee table and in the prospectus, the “base” deal is a $10,500,000 transaction broken out as follows: $2,100,000 of Class A Units (586,592 shares of common stock multiplied by the assumed offering price of $3.58) and $8,400,000 of Class B Units (8,400 shares of Series A Preferred Stock multiplied by $1,000).

The line titled “Class A Units consisting of:” in the fee table registers $3,675,000 of Class A Units.  This amount covers both the shares attributable to the overallotment underlying the Class A Units (15% of $2,100,000 equals $315,000) as well as the shares of common stock attributable to the overallotment underlying the Series A Preferred Stock (15% of $8,400,000 equals $1,260,000).  $315,000 plus $1,260,000 equals $1,575,000.  Thus, the base transaction of $2,100,000 Class A Units plus $1,575,000 attributed to the over-allotment equals the $3,675,000 shown in the fee table.

3.            Comment: Please clarify whether the overallotment option for the warrants includes both the Series A and Series B warrants, and similar to our comment above, please tell us where the overallotment option for the warrants is included in the maximum aggregate offering amounts shown for the securities listed in the fee table.

Response: In response to the Staff’s comment, we respectfully submit that overallotment option for the warrants includes both the Series A and Series B Warrants and we have

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

December 18, 2017

revised the disclosure on the cover page of the Fourth Amended Form S-1 in response to this comment.

In addition, we respectfully submit that the overallotment option for the warrants is included in the line titled “Common stock issuable upon exercise of Warrants” in the fee table.  As discussed in our response to Comment #2 above, the “base” deal is a $10,500,000 transaction. As referenced throughout the prospectus, each Series A common warrant included in the Units entitles its holder to purchase a number of shares equal to 100% of the common stock underlying each share of common stock and each Series B common warrant included in the Units entitles its holder to purchase a number of shares equal to 50% of the common stock underlying each share of common stock. Therefore, the maximum aggregate offering price of the warrants on the “base deal” underlying the shares of common stock attributable to the Class A Units and Class B Units would be $15,750,000.  The maximum aggregate offering price of the warrants, including the warrants underlying the overallotment option, would be $18,112,500 (115% of $15,750,000) as shown in the fee table in the line titled “Common stock issuable upon exercise of Warrants.”

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Fourth Amended Form S-1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates

Megan N. Gates

cc:

Securities and Exchange Commission

Pamela Long

Yield10 Bioscience, Inc.

Dr. Oliver P. Peoples, CEO